UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Griffon Corporation
(Exact name of the registrant as specified in its charter)

Delaware	1-06620	11-1893410
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

712 Fifth Avenue, 18th Floor, New York, New York	10019
(Address of principal executive offices)	(Zip code)

Brian G. Harris
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)
(212) 957-5000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Attached hereto and incorporated herein by reference as Exhibit 1.01 is the Griffon Corporation 2017 Conflict Minerals Report. Included within the Conflict Minerals Report are disclosures of:

(a)
Our Reasonable Country of Origin Inquiry (“RCOI”) of necessary Conflict Minerals (as defined under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”)), conducted in good faith, to determine whether any Conflict Minerals in our supply chain originated in the Democratic Republic of the Congo or an adjoining country (as defined in the Act as “Covered Countries), or are from recycled or scrap sources;

(b)	Our determination and results of our RCOI;

(c)
Our due diligence measures performed in accordance with the Organization for Economic Development and Cooperation (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas; and

(d)	The results of our OECD due diligence.

This Form SD and our 2017 Conflict Minerals Report can be found on our website at www.griffon.com. Both the Form SD and the 2017 Conflict Minerals Report will be maintained on our website for a 12 month period.

Item 1.02 Exhibit

Griffon Corporation’s 2017 Conflict Minerals Report is attached hereto as Exhibit 1.01 and incorporated herein by reference.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01: 2017 Conflict Minerals Report of Griffon Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Griffon Corporation
Date: May 31, 2018
	By:	/s/ Brian G. Harris
Brian G. Harris
Senior Vice President and
Chief Financial Officer